Exhibit 99.1

UNITED BISCUITS FINANCE plc

Quarterly Report

Third Quarter and Year to Date 2005

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

1.	FINANCIAL AND OPERATING HIGHLIGHTS

2.	UNAUDITED CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Income Statements for the 12 weeks ended October 8, 2005, the 12 weeks ended October 9, 2004, the 40 weeks ended October 8, 2005, and the 40 weeks ended October 9, 2004

Unaudited Condensed Consolidated Statements of Total Recognized Income and Expense for the 12 weeks ended October 8, 2005, the 12 weeks ended October 9 2004, the 40 weeks ended October 8, 2005, and the 40 weeks ended October 9, 2004

Unaudited Condensed Consolidated Balance Sheet as at October 8, 2005 and Audited Condensed Consolidated Balance Sheet as at January 2, 2005

Unaudited Condensed Consolidated Cash Flow Statements for the 12 weeks ended October 8, 2005, the 12 weeks ended October 9, 2004, the 40 weeks ended October 8, 2005, and the 40 weeks ended October 9, 2004

Notes to the Unaudited Condensed Consolidated Quarterly Financial Statements

3.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipates,” “believes,” “expects,” estimates,” “intends,” “plans,” “may,” “will” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from historical results and those expressed or implied in the forward-looking statements as a result of various factors. You should read the section entitled “Risk Factors” in Item 3 of the company’s annual report on Form 20-F filed with the SEC on April 6, 2005 and the company’s other submissions with the SEC for a discussion of some of these factors. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc

FINANCIAL AND OPERATING HIGHLIGHTS

Financial Summary

You should read the following discussion, together with the unaudited condensed consolidated financial statements of United Biscuits Finance plc and the notes thereto beginning on page 4 hereof. The financial statements of United Biscuits Finance plc and the financial information contained herein has been prepared in accordance with International Financial Reporting Standards, which differs in certain respects from U.S. GAAP.

Revenue from continuing operations for the third quarter of 2005 increased from £280.9 million to £315.6 million compared to the third quarter of 2004, an increase of £34.7 million or 12.4%. Revenue from continuing operations for the year to date 2005 increased from £857.5 million to £928.8 million compared to the year to date 2004, an increase of £71.3 million or 8.3%.

Business profit from continuing operations for the third quarter of 2005 increased from £40.8 million to £53.4 million compared to the third quarter of 2004, an increase of £12.6 million or 30.9%. Business profit from continuing operations for the year to date 2005 increased from £105.7 million to £128.5 million compared to the year to date 2004, an increase of £22.8 million or 21.6%.

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004(2)	40 weeks ended October 8, 2005	40 weeks ended October 9 2004(2)
	(£ million)
Continuing Operations
Revenue	315.6	280.9	928.8	857.5
Cost of goods sold	(177.1)	(159.9)	(541.4)	(506.5)
Gross profit	138.5	121.0	387.4	351.0
Distribution, selling and marketing expenses	(63.9)	(60.4)	(209.3)	(186.5)
General and administrative expenses	(25.2)	(21.7)	(69.8)	(65.1)
Other income	0.6	1.9	2.4	6.3
Business interruption insurance income	3.4	—	17.8	—
Business profit(1)	53.4	40.8	128.5	105.7

Profit before financing	37.1	25.4	66.6	53.6
Net financing costs	(45.9)	(41.7)	(148.2)	(126.6)
Taxes	(0.7)	0.1	22.5	(3.8)
Share of results of joint venture	0.2	0.1	0.5	0.4
Loss for the period from continuing operations	(9.3)	(16.1)	(58.6)	(76.4)

Net cash inflow from operating activities	29.5	0.5	46.0	36.5

(1)     Business profit is the primary measure by which our management monitors our business performance. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment for the 12 weeks ended October 8, 2005, the 12 weeks ended October 9, 2004, the 40 weeks ended October 8, 2005 and the 40 weeks ended October 9, 2004 is set out in Note 2 of Notes to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report.

(2)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

Operating Summary

•           Business strategy

Our strategy is to deliver profitable branded growth funded by cost release. A key enabler for this strategy is strong growth from our most important brands. We have prioritized our markets and identified brands that have a strong current consumer appeal, financial scale, attractive margins and growth potential. These were reviewed to incorporate relevant brands of Jacob’s and Triunfo which we acquired in 2004. We have continued to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer-branded products are managed to maximize their profit contribution and service to customers and consumers.

The effectiveness of our business strategy is affected by many external factors. Our markets are increasingly influenced by consumer trends towards healthier eating and we are adapting our product development, promotions and marketing initiatives accordingly. Intense competition amongst retailers and growth of discount formats in some markets continues to place pressure on promotional and support costs and requires us to differentiate our branded offerings from retailer-branded offerings. In addition, the flood at our Carlisle factory in January 2005 adversely affected our total branded revenue during 2005. Including the revenue generated by Triunfo and Jacob’s for the year to date 2004, underlying total priority branded revenue increased by 1.1% compared with the same period in 2004.

We believe that by remaining committed to our strategy we are well placed to respond to the current retail and consumer environment. We also remain committed to our program of focused marketing and new product innovation. All launches planned for the year to date 2005 have taken place in accordance with this program.

•           Restructuring programs

As at October 8, 2005, plans to integrate Jacob’s into our existing UK business were well advanced with all head office staff now located at our headquarters in Hayes. Full systems integration is planned for early 2006. We have implemented temporary processes to enable the two operations to be managed as one business until full integration is completed. As a consequence of the integration, at October 8, 2005 we had completed approximately 150 redundancies.

By the end of the second quarter of 2005, in accordance with our plan, Triunfo had been fully integrated into our Southern Europe business with systems integration and realignment of the brand portfolio completed.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED INCOME STATEMENTS

(UNAUDITED)

		12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
			Restated(1)		Restated(1)
		(£ million)
Revenue	2	315.6	280.9	928.8	857.5

Cost of goods sold		(177.1)	(159.9)	(541.4)	(506.5)
Gross profit		138.5	121.0	387.4	351.0

Distribution, selling and marketing expenses		(63.9)	(60.4)	(209.3)	(186.5)
General and administrative expenses		(25.2)	(21.7)	(69.8)	(65.1)
Other income		0.6	1.9	2.4	6.3
Business interruption insurance income	3	3.4	—	17.8	—

Business profit		53.4	40.8	128.5	105.7
Depreciation and amortization expense	2	(14.4)	(14.0)	(46.4)	(44.6)
Impairment of plant and equipment		(0.5)	—	(1.0)	—
Restructuring and acquisition related expenses	4	(1.6)	(3.0)	(19.6)	(9.9)
Other amounts relating to Carlisle factory flood	3	(0.8)	—	4.3	—
Loss on disposal or termination of business		—	(0.3)	—	(0.3)
Profit on disposal of fixed assets		1.0	1.9	0.8	2.7
Profit before financing		37.1	25.4	66.6	53.6
Interest receivable	5	0.9	0.9	3.6	3.0
Interest payable	5	(45.7)	(41.0)	(148.3)	(123.2)
Other finance costs	5	(1.1)	(1.6)	(3.5)	(6.4)
Loss before tax and share of results of joint venture		(8.8)	(16.3)	(81.6)	(73.0)
Taxes	6	(0.7)	0.1	22.5	(3.8)
Loss before share of results of joint venture		(9.5)	(16.2)	(59.1)	(76.8)
Share of results of joint venture		0.2	0.1	0.5	0.4
Loss for the period from continuing operations		(9.3)	(16.1)	(58.6)	(76.4)

Discontinued operations
Loss for the period from discontinued operations	7	—	0.6	—	(5.0)

Loss attributable to shareholder		(9.3)	(15.5)	(58.6)	(81.4)

(1)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED

INCOME AND EXPENSE

(UNAUDITED)

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
		Restated(1)		Restated(1)
	(£ million)

Actuarial gains/(losses) on defined benefit plans	29.4	7.8	(9.5)	(23.8)
Deferred tax on actuarial gains/(losses) on defined benefit plans	(8.8)	(2.4)	2.9	7.1
Exchange differences on translation of foreign operations	0.1	(0.3)	1.8	(2.2)
Deferred tax on exchange differences on translation of foreign operations	—	0.1	(0.5)	0.6
Gain on derivative financial instruments	—	—	0.8	—
Deferred tax on gain on derivative financial instruments	—	—	(0.2)	—
Net income/(expense) recognized directly in equity	20.7	5.2	(4.7)	(18.3)
Loss attributable to shareholder	(9.3)	(15.5)	(58.6)	(81.4)
Total recognized income and expense for the period	11.4	(10.3)	(63.3)	(99.7)

(1)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

		At	At
	Note	October 8, 2005	January 2, 2005
			(Restated)(1)
		(£ million)
ASSETS
Non-current assets
Intangible assets		822.4	828.3
Property, plant and equipment	8	404.7	426.0
Investments in joint ventures		5.5	5.2
Deferred tax assets		174.2	151.2
Other non-current assets		1.3	0.9
Total non-current assets		1,408.1	1,411.6
Current assets
Inventories	9	112.1	84.5
Trade and other receivables		302.5	289.3
Derivative financial instruments	12	2.9	1.8
Cash and bank		80.2	77.6
Total current assets		497.7	453.2
TOTAL ASSETS		1,905.8	1,864.8

EQUITY AND LIABILITIES
Shareholder’s equity
Called-up share capital		2.0	2.0
Other reserves		(1.6)	(3.5)
Retained earnings		(789.4)	(724.2)
Total equity	10	(789.0)	(725.7)
Non-current liabilities
Long-term borrowings	11	880.0	920.7
Derivative financial instruments	12	0.9	0.2
Amount due to parent company	13	1,005.9	922.4
Retirement benefit obligations (net of deferred tax £247.7 million, 2004: £242.8 million)		353.8	346.9
Provisions	14	12.7	17.2
Other non-current liabilities		1.1	1.1
Tax payable after one year		7.2	9.7
Deferred taxation		47.6	48.8
Total non-current liabilities		2,309.2	2,267.0
Current liabilities
Trade and other payables		346.1	302.5
Bank overdrafts and loans due within one year	11	21.4	7.2
Derivative financial instruments	12	2.2	3.2
Provisions	14	13.9	10.1
Current tax payable		2.0	0.5
Total current liabilities		385.6	323.5
Total liabilities		2,694.8	2,590.5
TOTAL EQUITY AND LIABILITIES		1,905.8	1,864.8

(1)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

(UNAUDITED)

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
		Restated(1)		Restated(1)
	(£ million)
Operating activities
Profit before financing	37.1	25.4	66.6	53.6
Adjustments for:
Depreciation and amortization	14.4	14.0	46.4	44.6
Impairment of plant and equipment	0.5	—	1.0	—
Profit on sale of property, plant and equipment	(1.0)	(1.9)	(0.8)	(2.7)
Restructuring and acquisition-related expenses and other amounts relating to Carlisle factory flood	2.4	3.0	15.3	9.9
	53.4	40.5	128.5	105.4
Increase in working capital	(6.8)	(23.2)	(10.3)	(14.4)
Cash outflow relating to restructuring and other provisions	(4.9)	(8.6)	(19.7)	(21.8)
Cash inflow relating to the Carlisle factory flood	7.2	—	1.7	—
Cash generated from operations	48.9	8.7	100.2	69.2
Interest paid	(14.5)	(10.6)	(48.5)	(34.5)
Interest received	0.7	1.3	2.1	2.2
Income taxes (paid)/refunded	(0.3)	0.6	(0.5)	1.0
Other non-operating items	(5.3)	0.5	(7.3)	(1.4)
Net cash inflow from operating activities	29.5	0.5	46.0	36.5

Investing activities
Acquisitions	2.2	(249.9)	2.2	(249.9)
Cash acquired through acquisitions	—	2.8	—	2.8
Cash flows from discontinued operations	—	(1.4)	(0.8)	(3.8)
Capital expenditure	(8.3)	(7.6)	(24.6)	(31.2)
Proceeds from disposal of property, plant and equipment	0.8	3.6	1.0	7.5
Amounts received from joint venture	0.3	—	0.5	0.4
Net cash used in investing activities	(5.0)	(252.5)	(21.7)	(274.2)

Financing activities
Proceeds from bond issue	—	—	—	75.0
Increase in borrowings	—	632.4	—	632.4
Repayment of finance leases	(0.3)	(0.5)	(1.1)	(1.6)
Net repayment of finance (including new finance costs)	—	(398.3)	(20.0)	(450.5)
Net cash used in financing activities	(0.3)	233.6	(21.1)	255.3

Increase/(decrease) in cash in the period	24.2	(18.4)	3.2	17.6
Cash and cash equivalents at beginning of period	55.9	66.2	77.6	31.4
Exchange adjustments	0.1	0.8	(0.6)	(0.4)
Cash and cash equivalents at end of period	80.2	48.6	80.2	48.6

The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

1.     Basis of preparation and description of business

These unaudited condensed consolidated financial statements have been prepared to show the performance of United Biscuits Finance plc and its subsidiaries (collectively the “Company” or the “Group”) for the 12-week periods and the 40-week periods ended October 8, 2005 and October 9, 2004.

First Time Adoption of International Financial Reporting Standards

For 2005, the Group has adopted International Financial Reporting Standards (“IFRS”) for the first time. Previously, the Group reported under United Kingdom generally accepted accounting principles (“U.K. GAAP”). The Group has applied IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’ (“IFRS 1”) to establish a starting point for reporting under IFRS. The Group’s date of transition to IFRS was January 4, 2004 and all comparative information in these financial statements has been restated to reflect the Group’s adoption of IFRS, except where otherwise required or permitted under IFRS 1. Detailed information on the IFRS transitional arrangements applied by the Group was provided in the document accompanying the Quarterly Report for the first quarter of 2005, entitled Restatement of Financial Information under IFRS (“Restatement”). This was filed with the Securities and Exchange Commission (“SEC”) on June 8, 2005.

Changes in accounting policies

The adoption of IFRS has resulted in changes to the Group’s accounting policies being applied. In many instances, these changes have been applied retrospectively in arriving at the opening balance sheet under IFRS as at January 4, 2004. The accounting policies applied are detailed in the Restatement document, which also includes reconciliations of previously reported equity and loss under U.K. GAAP to IFRS at the transition date and at subsequent reporting dates.

Effective from January 2, 2005 the Group has applied IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards are applied prospectively and therefore no restatements have been made to the income statement for the 52 weeks ended January 1, 2005. The restated balance sheet information included in this report is as at January 2, 2005, following adoption of IAS 32 and IAS 39.

These unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to present fairly the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted under IFRS have been condensed or omitted pursuant to the rules and regulations of the SEC. Results of operations for the 40-week period ended October 8, 2005 are not necessarily indicative of future financial results.

2.     Segmental Analysis

The Group’s continuing operations are divided into five segments, reflecting the internal region-based operational management structure of the Group. The segments comprise UK, Northern Europe, Southern Europe, International Sales and Central. The UK segment includes the results of operations of Jacob’s since acquisition on September 20, 2004 and the Southern Europe segment includes the results of operations of Triunfo since acquisition, which was effective from August 1, 2004. The results of the Benelux snacks business, which comprised the segment Other, have been reflected as discontinued operations as a consequence of the sale of that business on August 16, 2004.

The results for both the 12-week period and the 40-week period ended October 9, 2004 have been restated to reflect the adoption of International Financial Reporting Standards. The key performance measure used by senior management for the purpose of business decision-making and resource allocation is “business profit.”

	UK	Northern Europe	Southern Europe	International Sales	Central	Total
	(£ million)
12 weeks ended October 8, 2005

Total revenue	199.2	55.8	57.7	24.3	—	337.0
Inter-segment revenue(1)	(2.3)	(16.9)	(2.2)	—	—	(21.4)
Group revenue	196.9	38.9	55.5	24.3	—	315.6
Business profit/(loss)	33.1	8.5	11.4	4.0	(3.6)	53.4
Depreciation and amortization expense	(9.8)	(1.6)	(2.0)	—	(1.0)	(14.4)
Impairment of plant and equipment	(0.5)	—	—	—	—	(0.5)
Other amounts relating to Carlisle factory flood	(0.8)	—	—	—	—	(0.8)
Restructuring and acquisition related expenses	(1.6)	(0.2)	(0.8)	—	1.0	(1.6)
Profit on disposal of fixed assets	1.0	—	—	—	—	1.0
Profit/(loss) before financing	21.4	6.7	8.6	4.0	(3.6)	37.1

Notes are on page 11.

	UK	Northern Europe	Southern Europe	International Sales	Central	Total continuing operations	Discontinued operations	Total operations
	(£ million)
12 weeks ended October 9, 2004(2)

Total revenue	165.2	58.5	56.5	23.0	—	303.2	1.4	304.6
Inter-segment revenue(1)	(1.8)	(17.5)	(3.0)	—	—	(22.3)	—	(22.3)
Group revenue	163.4	41.0	53.5	23.0	—	280.9	1.4	282.3
Business profit/(loss)	19.0	9.0	10.1	4.5	(1.8)	40.8	(0.1)	40.7
Depreciation and amortization expense	(9.2)	(1.9)	(2.1)	(0.1)	(0.7)	(14.0)	(0.1)	(14.1)
Restructuring and acquisition related expenses	(2.3)	(0.1)	(0.5)	—	(0.1)	(3.0)	—	(3.0)
(Loss)/gain on disposal or termination of business	—	—	—	—	(0.3)	(0.3)	1.1	0.8
Profit on disposal of fixed assets	—	1.9	—	—	—	1.9	—	1.9
Profit/(loss) before financing	7.5	8.9	7.5	4.4	(2.9)	25.4	0.9	26.3

	UK	Northern Europe	Southern Europe	International Sales	Central	Total
	(£ million)
40 weeks ended October 8, 2005

Total revenue	609.3	154.5	164.2	47.3	—	975.3
Inter-segment revenue(1)	(7.5)	(31.9)	(7.1)	—	—	(46.5)
Group revenue	601.8	122.6	157.1	47.3	—	928.8
Business profit/(loss)	85.4	13.2	30.4	9.6	(10.1)	128.5
Depreciation and amortization expense	(31.7)	(5.3)	(6.2)	(0.1)	(3.1)	(46.4)
Impairment of plant and equipment	(1.0)	—	—	—	—	(1.0)
Other amounts relating to Carlisle factory flood	4.3	—	—	—	—	4.3
Restructuring and acquisition related expenses	(15.8)	(0.5)	(1.9)	(0.4)	(1.0)	(19.6)
Profit on disposal of fixed assets	0.8	—	—	—	—	0.8
Profit/(loss) before financing	42.0	7.4	22.3	9.1	(14.2)	66.6

Notes are on page 11.

	UK	Northern Europe	Southern Europe	International Sales	Central	Total continuing operations	Discontinued operations	Total operations
	(£ million)
40 weeks ended October 9, 2004(2)

Total revenue	542.8	159.1	154.8	44.8	—	901.5	13.5	915.0
Inter-segment revenue(1)	(5.4)	(30.6)	(8.0)	—	—	(44.0)	—	(44.0)
Group revenue	537.4	128.5	146.8	44.8	—	857.5	13.5	871.0
Business profit/(loss)	62.8	16.0	26.1	9.8	(9.0)	105.7	(0.9)	104.8
Depreciation and amortization expense	(31.0)	(5.6)	(5.4)	(0.1)	(2.5)	(44.6)	(0.7)	(45.3)
Restructuring and acquisition related expenses	(5.7)	(1.6)	(1.0)	—	(1.6)	(9.9)	(0.5)	(10.4)
Loss on disposal or termination of business	—	—	—	—	(0.3)	(0.3)	(4.6)	(4.9)
Profit on disposal of fixed assets	—	1.9	—	—	0.8	2.7	—	2.7
Profit/(loss) before financing	26.1	10.7	19.7	9.7	(12.6)	53.6	(6.7)	46.9

(1)   Inter-segment revenue is determined based on direct costs plus a margin to reflect overhead costs and profit.

(2)   The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

Depreciation and amortization expense

The nature of depreciation and amortization expense from continuing operations is as follows:

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
	(£ million)
Production	10.5	9.9	34.5	31.6
Distribution, selling and marketing	0.4	0.4	1.2	1.2
Administration	3.5	3.7	10.7	11.8
	14.4	14.0	46.4	44.6

3.     Carlisle factory flood

The Group’s biscuit factory in Carlisle was subject to heavy flooding on January 8 and 9, 2005. The Group carries material damage and business interruption insurance to cover such occurrences. Material damage insurance covers the cost of clean up and repair or replacement of plant and machinery. The Group’s business interruption insurance allows claims for a period of up to 30 months after an event.

The Group is working closely with its advisors and insurers to ensure claims to cover losses are processed on a timely basis to minimize the impact on the Group’s cash flows.

Business interruption insurance income

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
	(£ million)

Business interruption insurance income	3.4	—	17.8	—

The Group has recognized £17.8 million of business interruption insurance income for the 40 weeks ended October 8, 2005. This represents claims agreed in respect of this period, of which £15.3 million has been received.

Other amounts relating to Carlisle factory flood

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
	(£ million)
Expenses incurred	(2.9)	—	(12.8)	—
Claims agreed	2.1	—	17.1	—
Net income relating to Carlisle factory flood	(0.8)	—	4.3	—

The income statement for the 40 weeks ended October 8, 2005 included other expenses relating to the Carlisle factory flood, which did not impact business profit, and claims agreed by the Group’s insurers in respect of these costs, resulting in net income of £4.3 million relating to the Carlisle factory flood.

Other expenses include clean-up costs, stock write-offs, repairs and maintenance of equipment and the write-off of the net book value of plant and machinery damaged beyond repair by the flood. Such expenses for the 40 weeks ended October 8, 2005 totalled £12.8 million. The Group carries insurance to cover substantially all such costs, with the exception of the first £1.0 million, which is subject to an insurance excess.

For the 40 weeks ended October 8, 2005 amounts agreed by the Group’s insurers in relation to claims made in respect of these expenses were £17.1 million. Of claims agreed relating to the 40 weeks ended October 8, 2005, £15.0 million had been received as at October 8, 2005.

The Group’s claims include the replacement value for plant and machinery damaged beyond repair by the flood which is often substantially in excess of the net book value of the asset being replaced, creating a gain for accounting purposes in the income statement. Cash received is used to replace the damaged assets, which are capitalised as fixed asset additions in the balance sheet at the time they are brought into use. As at October 8, 2005, additions relating to Carlisle replacement assets totalled £2.9 million.

4.     Restructuring and acquisition related expenses

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
	(£ million)

Acquisition-related restructuring and other reorganization costs	1.6	1.0	17.3	5.4
Factory closure	—	1.6	0.4	4.1
Onerous leasehold contracts	—	0.4	1.9	0.4
	1.6	3.0	19.6	9.9

For the 40 weeks ended October 8, 2005, acquisition-related restructuring and other reorganization costs include £17.0 million in connection with the integration of Jacob’s with the UK business, corporate head office and UK overhead rationalization and the integration of Triunfo with the Southern Europe business.

5.     Financing

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
	(£ million)
Interest receivable
Short-term deposits	0.2	0.5	0.9	1.3
Other interest	0.4	0.1	1.9	0.9
Amortization of debt premium(1)	0.3	0.3	0.8	0.8
	0.9	0.9	3.6	3.0

(1)   See Note 11 of Notes to the Unaudited Condensed Consolidated Financial Statements.

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
	(£ million)
Interest payable
Senior credit facility	10.4	6.5	35.6	18.5
Senior subordinated notes	7.3	7.3	24.3	23.2
Interest rate swaps	0.3	0.4	0.9	1.7
Bank loans and overdrafts	0.7	0.3	1.6	0.9
Interest payable to related companies	26.3	23.5	83.5	74.6
Other interest	—	0.2	—	0.3
Amortization of finance charges	0.7	0.6	2.4	1.8
Exceptional amortization of finance charges(1)	—	2.2	—	2.2
	45.7	41.0	148.3	123.2

(1)   The unamortized portion of issuance costs in connection with the Senior Credit Facility at September 19, 2004, were written off following the refinancing of this facility on September 20, 2004.

Other finance costs relate to the Group’s defined benefit pension schemes.

6.     Tax on loss on ordinary activities

	12 weeks ended October 8, 2005	12 weeks ended October 9, 2004	40 weeks ended October 8, 2005	40 weeks ended October 9, 2004
	(£ million)
Current tax	—	0.5	0.3	(3.0)
Deferred tax	(0.7)	(0.4)	22.2	(0.8)
	(0.7)	0.1	22.5	(3.8)

The deferred tax credit for the 40 weeks ended October 8, 2005 includes a tax credit of £9.2 million relating to the recognition of a deferred tax asset in respect of accelerated capital allowances. The deferred tax asset has been recognized as it is now considered probable that taxable profits will be available against which the deductible temporary difference can be utilized.

7.     Discontinued operations

Amounts relating to the 40 weeks ended October 9, 2004 totaled £5.0 million representing a loss from operating activities of £6.7 million offset by a tax credit of £2.1 million and interest payable of £0.4 million. During the 40 weeks ended October 8, 2005, expenses of £0.8 million, mainly in respect of redundancy costs, were charged against the restructuring provision in respect of the closure of the Benelux snacks business.

8.     Additions to property, plant and equipment

Additions to property, plant and equipment for the 40 weeks ended October 8, 2005 totaled £27.5 million (for the 40 weeks ended October 9, 2004: £31.2 million), principally in relation to continued improvements in efficiency, support for new product innovation and quality enhancement.

9.     Inventories

	At October 8, 2005	At January 2, 2005
	(£ million)
Raw materials and consumables	33.5	29.3
Work in progress	16.4	9.6
Finished goods	62.2	45.6
	112.1	84.5

There is no material difference between the replacement cost and historical cost of inventories.

Raw materials and consumables at October 8, 2005 included £3.8 million in respect of consignment inventories. At January 2, 2005 consignment inventories totaled £5.0 million.

10.  Changes in equity

	Share capital	Currency translation reserves	Hedging reserve	Retained earnings	Total
	(£ million)
At January 2, 2005, as restated(1)	2.0	(2.5)	(1.0)	(724.2)	(725.7)

Exchange differences on translation of foreign operations, net of deferred tax of £0.5 million	—	1.3	—	—	1.3
Actuarial losses on defined benefit plans, net of deferred tax of £2.9 million	—	—	—	(6.6)	(6.6)
Net gain on derivative financial instruments, net of deferred tax of £0.2 million	—	—	0.6	—	0.6
Income/(expense) recognized directly in equity	—	1.3	0.6	(6.6)	(4.7)
Loss attributable to shareholder	—	—	—	(58.6)	(58.6)
At October 8, 2005	2.0	(1.2)	(0.4)	(789.4)	(789.0)

(1)   The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

11.  Borrowings

	At October 8, 2005	At January 2, 2005
	(£ million)
Senior credit facility(1)
Term loan A (£)	256.2	264.8
Term loan B (£)	87.5	98.3
Term loan B (€)	64.8	66.5
Term loan C (£)	146.9	146.5
Term loan C (€)	49.6	50.8
	605.0	626.9

Debentures and other loans(2)
10.750% Sterling senior subordinated notes due 2011	164.6	164.5
10.625% Euro senior subordinated notes due 2011	131.5	135.1
	296.1	299.6

Finance lease obligations	0.3	1.4

Total gross borrowings	901.4	927.9

Analysis by maturity
Repayable as follows:
After more than five years	498.0	702.9
Between four and five years	221.4	70.4
Between three and four years	63.2	60.4
Between two and three years	53.5	50.4
Between one and two years	43.9	36.6
	880.0	920.7
Under one year	21.4	7.2
	901.4	927.9

(1)   Represents amounts owed to lenders of £613.8 million less unamortized issue costs amounting to £8.8 million (at January 2, 2005: £637.0 million less £10.1 million).

(2)   Represents amounts owed to bondholders of £297.4 million less unamortized issue costs amounting to £7.3 million, plus unamortized portion of debt premium amounting to £6.0 million (at January 2, 2005: £301.2 million less £8.4 million, plus £6.8 million).

12.  Derivative financial instruments

	At October 8, 2005	At January 2, 2005

Derivative assets

Cash flow hedges
Forward currency contracts	2.6	1.7
Interest rate swaps	—	0.1
	2.6	1.8
Trading
Commodity contracts	0.3	—
	2.9	1.8

Included in forward currency contracts is an amount of £0.4 million, which is due after more than one year (at January 2, 2005: £nil).

Derivative liabilities

Cash flow hedges
Forward currency contracts	1.4	1.6
Interest rate swaps	1.7	1.5
	3.1	3.1

Trading
Commodity contracts	—	0.3
	3.1	3.4

Of which, amounts due in more than one year	0.9	0.2

13.  Related party transactions

Amounts due to Runecorp, the Group’s immediate parent company, falling due after more than one year comprise:

	At October 8, 2005	At January 2 2005

Amounts due to Runecorp
Loans	957.3	855.3
Accrued interest (payable on maturity in 2049)	48.6	67.1
Total	1,005.9	922.4

Amounts due to Runecorp of £1,005.9 million principally represent loans provided to Runecorp’s parent company, Solvecorp Limited and its parent Deluxestar Limited, which proceeds have been passed down to the Company, plus accrued interest thereon.

The terms of these loans, which are broadly mirrored in the terms of the loans granted by Runecorp to the Company, are as follows:

1.       £145.0 million dual convertible discounted preferred securities due 2049, which constitute notes valued at £33.1 billion, issued by Deluxestar Limited. These notes were issued in two tranches: on April 25, 2000 notes amounting to £28.2 million were issued reflecting a discount factor of 11.72001% and on July 11, 2000 a further tranche of notes amounting to £116.8 million was issued reflecting a discount factor of 11.77124%. The carrying value, which is also deemed to be the fair value, at October 8, 2005, was £261.4 million (at January 2, 2005: £240.1 million).

2.       £400.0 million deep discount bonds due 2049 issued by Solvecorp Limited, which constitute unsecured loan notes valued at £134.1 billion. These notes were issued in two tranches: on April 25, 2000 notes amounting to £280.6 million were issued reflecting a discount factor of 12.01686% and on July 17, 2000 a further tranche of notes amounting to £119.4 million was issued reflecting a discount factor of 12.08541%. The carrying value, which is also deemed to be the fair value, at October 8, 2005 was £739.6 million (at January 2, 2005: £677.6 million).

Interest is accrued on the loans in line with the discount factors applied at inception. Each year on the anniversary of the issue date, all accrued interest is rolled-up into the principal balance outstanding. All principal and accrued interest is payable on maturity of the loans in 2049.

14.  Provisions

	As at October 8, 2005	As at January 2, 2005
	(£ million)

Restructuring	14.9	14.7
Onerous contracts	6.7	7.9
Other	5.0	4.7
	26.6	27.3
Of which, amounts due in more than one year	12.7	17.2

During the 40 weeks ended October 8, 2005 a plan for the integration of the Jacob’s business into the Group’s existing UK business was established, together with a plan to reduce the corporate head office and UK overhead structure. The combined plan included the introduction of temporary processes to enable the two operations to be managed as one business until full integration in early 2006 and the implementation of an appropriate management structure to support a single business, which has resulted in approximately 150 redundancies during 2005. As at October 8, 2005, there was a restructuring provision of £4.4 million in respect of the integration principally relating to further redundancy and contract termination costs.

15.  Contingent liabilities

On April 17, 2003, the Group signed a put and call option agreement to acquire a company that supplies and distributes crisps and snack products in the United Kingdom via a van sales force. The terms of the put and call options were updated during 2004. The option agreement provides the Group with security in relation to this route to market; however, the Group could be required to purchase the business at the other party’s discretion at any time. It is anticipated that if the option were to be exercised, the cost of acquisition would not exceed £15.0 million.

The Group is involved in multiple lawsuits in France over the “smiley face” trademark used on the mini BN products marketed in France. Mr. Loufrani, a French citizen, claims to have been the registered owner of the trademark since September 27, 1991, the date of his filing with the French trademark office. Following a number of court hearings, on April 1, 2003, the Group’s lawyers asked for the matter to be removed from the list of outstanding cases in view of the fact that a Settlement Agreement had been proposed. This was agreed to. There was then a two-year timescale in which the case could be reinstated. Mr. Loufrani had the case reinstated with effect from March 31, 2005. The Group has filed an opposition to Mr. Loufrani’s new Community Trademark application. The Group’s annual sales of mini BN products in 2004 were €15.6 million (approximately £11.0 million).

In 1997, the Group’s operating subsidiary in the Netherlands, Koninklijke Verkade N.V. (“Verkade”), initiated negotiations with property developers Dura Vermeer Bouw Amsterdam B.V. (“Dura”) to sell its entire factory site located at Zaandam, the Netherlands. No agreement was reached and negotiations ceased. A dispute has arisen whereby Dura claim an agreement was reached, which under local law was legally binding. The Group continues to resist the claim.  The Group has provided €300,000 (approximately £0.2 million) in respect of the costs of defending the claim and any costs for which there may be a valid claim. Based on legal advice, Verkade sold its chocolate factory, which is a part of the Zaandam site, to a third party in 2004. Subsequently Dura served a summons on Verkade in November 2004 for €14 million (approximately £9.9 million). Verkade has filed a defense to the summons and is strongly contesting the claim.

UNITED BISCUITS FINANCE plc

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

United Biscuits Finance plc, together with its subsidiaries, is the largest manufacturer and marketer of biscuits in the United Kingdom and Iberia and the second largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium. It is also the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savory snacks and crisps in the United Kingdom.

References in this report to “UB Finance” are to United Biscuits Finance plc. Unless the context otherwise requires, references in this report to “we,” “us,” “our”, the “company” and the “group” refer collectively to UB Finance and its subsidiaries.

Significant Factors Affecting Results of Operations

Our consolidated results of operations for the third quarter and year to date 2005 have been affected by a number of factors, including acquisitions and dispositions, the flood at our manufacturing facility in Carlisle (see Note 3 of Notes to the Unaudited Condensed Consolidated Financial Statements), restructuring programs and our business strategy of profitable branded growth. In addition, the comparability of our results of operations for this quarter versus certain other quarters is affected by seasonality and our accounting periods.

Acquisitions and Dispositions

On August 2, 2004, we completed the acquisition of Triunfo from Nutrinveste SGPS, S.A. As a result of our acquisition of Triunfo, which was effective from August 1, 2004, we are the leading biscuit manufacturer and marketer in Portugal. Triunfo manufactures some of the most well known brands in the Portuguese biscuit market, including: Proalimentar, Hookie, Clasicas, Waferland, Corintia and Chipmix.

On August 16, 2004 we completed the sale of our Benelux snacks business to Roger & Roger S.A. The results of this business through the date of disposal have been reflected as discontinued operations.

On September 20, 2004, we completed the acquisition of Jacob’s from Danone. Jacob’s is a United Kingdom biscuit and snacks manufacturer and marketer with a strong presence in the savory biscuit and crackers and crispbread segments of the United Kingdom biscuit market. The acquisition of Jacob’s has strengthened our brand portfolio, particularly in the savory biscuit segment. Jacob’s portfolio of well-known brands includes: Jacob’s Cream Crackers, Club, Cheddars, Thai Bites and Twiglets. In addition, Jacob’s are licensed to manufacture and market the Nabisco brand Ritz in the United Kingdom and Ireland and the Danone brand TUC in the United Kingdom.

Restructuring Programs

In 2001, our management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving program based on implementing operating efficiencies, improving our procurement process, eliminating overhead costs and rationalizing manufacturing capacity. During the third quarter of 2005, we continued to realize the benefits of our cost-saving initiatives.

During 2005 and 2006 the focus of our restructuring programs will be on the integration of Jacob’s into our existing UK business and delivering the benefits expected from a combined business. In addition, we continue to closely monitor and control our overhead costs and we have implemented a program to restructure our UK and corporate head office costs. Over this period we expect to incur costs of between £30 to £35 million in connection with the integration and overhead cost saving programs. On the basis that we incur all these costs, we anticipate that our plans could deliver ongoing annual cost-savings of approximately £35 million. Our programs are well advanced and have contributed strongly to our performance in the year to date 2005 with benefit realisation ahead of initial expectations. We anticipate that we will achieve at least £20 million of the savings in 2005 at a cost of approximately £20 to £25 million. We anticipate a further £10 million savings in 2006, making £30 million in the year, and full benefits from 2007 following completion of the planned systems integration.

Triunfo had been fully integrated into our Southern Europe business by the end of the first half of 2005, with systems integration and realignment of the brand portfolio completed.

Business Strategy

Our strategy is to deliver profitable branded growth funded by cost release. A key enabler for this strategy is strong growth from our most important brands. We have prioritized our markets and identified brands that have a strong current consumer appeal, financial scale, attractive margins and growth potential. These were reviewed to incorporate relevant brands of Jacob’s and Triunfo, which we acquired in 2004. We have continued to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer-branded products are managed to maximize their profit contribution and service to customers and consumers.

The effectiveness of our business strategy is affected by many external factors. Our markets are increasingly influenced by consumer trends towards healthier eating and we are adapting our product development, promotions and marketing initiatives accordingly. Intense competition amongst retailers and growth of discount formats in some markets continues to place pressure on promotional and support costs and the requirement to differentiate our branded offerings from retailer-branded offerings. In addition, the flood at our Carlisle factory in January 2005 has adversely affected our total branded revenue for the year to date 2005. Including the revenue generated by Triunfo and Jacob’s in the year to date 2004, underlying total priority branded revenue increased by 1.1% compared with the same period in 2004.

Seasonality

Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business as we build up inventories during the third fiscal quarter.

As a result of the seasonality of our sales and our fiscal accounting conventions (as discussed below), the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year or any other fiscal quarter.

Accounting Periods

Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, totaling 16 weeks, and our remaining three fiscal quarters each consist of three four-week periods, totaling 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, so that our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our 2003 fiscal year consisted of 53 weeks. Our current fiscal year, covering 2005, will consist of 52 weeks and will end on December 31, 2005.

Southern Europe presents its financial information based on 12 calendar months and a fiscal year ended December 31. Its results are included in our consolidated results on the following basis:

Southern Europe quarter ended	Corresponding UB fiscal quarter

March 31	Quarter 1 (16 weeks)
June 30	Quarter 2 (12 weeks)
September 30	Quarter 3 (12 weeks)
December 31	Quarter 4 (12/13 weeks)

In our opinion, the difference in reporting periods does not have a material effect on our reported results.

Jacob’s currently presents its financial information based on 12 calendar months and a fiscal year ended December 31. Until Jacob’s accounting systems are fully integrated into the UK business, its results will be consolidated on the same basis as the Southern Europe business.

As a result of the seasonality of our sales, as discussed above, and our fiscal accounting conventions, our results of operations for any given fiscal quarter will not necessarily be indicative of our results for the full year or any other fiscal quarter.

Results of Operations

Our operations are now managed through a region-based organizational structure with five segments. These segments comprise:

UK

Markets and manufactures biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and markets biscuits, cakes and savory snacks, packaged nuts and crisps in the Republic of Ireland. The results of Jacob’s have been included in this segment since acquisition.

Northern Europe	Markets and manufactures biscuits in France, the Netherlands and Belgium.

Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia. The results of Triunfo have been included in this segment since acquisition.

International Sales	Exports branded products to approximately 100 countries around the world through third party distributors.

Central	Includes corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions.

The segmental performance analysis included in this discussion is based on these units.

Third Quarter of 2005 Compared to the Third Quarter of 2004 and the Year to Date 2005 Compared to the Year to Date 2004

The flood at our Carlisle factory in January 2005 has affected revenue, cost of goods sold, gross profit, distribution, selling and marketing expenses and general and administrative expenses for the third quarter and the year to date 2005. Our Carlisle factory is our main U.K. facility for the manufacture of non-priority brands and retailer-branded biscuits. We have, however, included £3.4 million of business interruption insurance income in our income statement for the third quarter and £17.8 million for the year to date 2005. This represents claims agreed in respect of the year to date 2005. Our business profit therefore reflects this income.

                Our primary measure of business performance is business profit. To facilitate the presentation of business profit on the face of the income statement, the amounts for cost of goods sold, distribution, selling and marketing expenses and general and administrative expenses in the financial statements exclude depreciation and amortization. In the financial statements, depreciation and amortization is presented in total as a separate line item below business profit.

Revenue

Our revenue reflects sales to third parties after trade discounts and excludes sales-related taxes. Trade discounts include sales incentives, up-front payments and other non-discretionary payments. We derive our revenue from manufacturing and marketing biscuits and savory snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from our export business. We also derive revenues from marketing and manufacturing biscuits, dry dessert mixes, fruit juice, and canned meat and tomato products in Iberia.

	Third Quarter		%	Year to Date		%
Continuing operations £m	2005	2004	Change	2005	2004	Change

Revenue	315.6	280.9	12.4	928.8	857.5	8.3
Add: Triunfo	—	1.5		—	11.5
Add: Jacob’s	—	30.8		—	89.9
Adjusted revenue	315.6	313.2	0.8	928.8	958.9	(3.1)

Revenue from continuing operations increased from £280.9 million in the third quarter of 2004 to £315.6 million in the third quarter of 2005, an increase of £34.7 million, or 12.4%. Including the revenue generated by Triunfo and Jacob’s in the third quarter of 2004, underlying revenue increased by £2.4 million, or 0.8%. Revenue from continuing operations increased from £857.5 million in the year to date 2004 to £928.8 million in the year to date 2005, an increase of £71.3 million, or 8.3%. Including the revenue generated by Triunfo and Jacob’s in the year to date 2004, underlying revenue declined by £30.1 million, or 3.1%. The decline in revenue for the year to date 2005 is principally due to supply problems following the flood at our Carlisle factory in January 2005. Volume declines in non-Carlisle sourced products were partially offset by price increases and favorable product mix.

Cost of goods sold

Our cost of goods sold includes the costs of ingredients, packaging materials, direct labor and manufacturing overhead. The major ingredients we use are flour, sugar, cocoa and chocolate, dairy products, fats and oils, nuts, fruits, potatoes and flavorings. Our labor costs include salaries, hourly wages and other direct costs of employment. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

	Third Quarter		%	Year to Date		%
Continuing operations £m	2005	2004	Change	2005	2004	Change

Cost of goods sold	177.1	159.9		541.4	506.5
Add: Depreciation and amortization expense	10.5	9.9		34.5	31.6
Cost of goods sold including depreciation and amortization expense	187.6	169.8	10.5	575.9	538.1	7.0
Add: Triunfo	—	2.0		—	8.1
Add: Jacob’s	—	15.9		—	53.3
Adjusted cost of goods sold including depreciation and amortization expense	187.6	187.7	(0.1)	575.9	599.5	(3.9)

Cost of goods sold from continuing operations, including related depreciation and amortization expense, increased from £169.8 million in the third quarter of 2004 to £187.6 million in the third quarter of 2005, an increase of £17.8 million, or 10.5%. Including the cost of goods sold by Triunfo and Jacob’s in the third quarter of 2004, underlying cost of goods sold, including related depreciation and amortization expense, decreased by £0.1 million, or 0.1%. Cost of goods sold from continuing operations, including related depreciation and amortization expense, increased from £538.1 million in the year to date 2004 to £575.9 million in the year to date 2005, an increase of £37.8 million, or 7.0%. Including the cost of goods sold by Triunfo and Jacob’s in the year to date 2004, underlying cost of goods sold, including related depreciation and amortization expense, decreased by £23.6 million, or 3.9%. This compares to an underlying revenue decline of £30.1 million, or 3.1%. The decline in cost of goods sold is predominantly due to procurement cost saving initiatives, manufacturing efficiencies and lower sales volumes more than offsetting prime-cost inflation and adverse product mix. Included within the cost of goods sold for the third quarter and year to date 2005 are direct factory cost variances arising due to the flood at Carlisle, which we anticipate will all be recovered through our insurance claims.

Gross Profit

	Third Quarter		%	Year to date		%
Continuing operations £m	2005	2004	Change	2005	2004	Change

Revenue	315.6	280.9		928.8	857.5
Less: Cost of goods sold including depreciation and amortization expense	187.6	169.8		575.9	538.1
Gross profit	128.0	111.1	15.2	352.9	319.4	10.5

Gross profit margin %	40.6	39.6		38.0	37.2

Adjusted revenue	315.6	313.2		928.8	958.9
Less: Adjusted cost of goods sold including depreciation and amortization expense	187.6	187.7		575.9	599.5
Adjusted gross profit	128.0	125.5	2.0	352.9	359.4	(1.8)

Adjusted gross profit margin %	40.6	40.1		38.0	37.5

Gross profit increased from £111.1 million in the third quarter of 2004 to £128.0 million in the third quarter of 2005, an increase of £16.9 million, or 15.2%. After adjusting for the gross profit earned by Triunfo and Jacob’s in the third quarter of 2004, underlying gross profit increased by £2.5 million, or 2.0%. Gross profit increased from £319.4 million in the year to date 2004 to £352.9 million in the year to date 2005, an increase of £33.5 million, or 10.5%. After adjusting for the gross profit earned by Triunfo and Jacob’s in the year to date 2004, underlying gross profit decreased by £6.5 million, or 1.8%.

The gross profit margin for the third quarter of 2005 was 40.6%. This represents an increase compared to the third quarter of 2004 when the gross profit margin was 39.6%, or 40.1% after adjusting for the gross profit earned by Jacob’s and Triunfo in that period. The gross profit margin for the year to date 2005 was 38.0%. This represents an increase compared to the year to date 2004 when the gross profit margin was 37.2%, or 37.5% after adjusting for the gross profit earned by Jacob’s and Triunfo in that period. The improvement in margin was driven by price increases, benefits from cost saving projects and increased manufacturing efficiencies, partially offset by inflation, unfavorable product mix and adverse cost variances due to the flood at Carlisle.

Distribution, selling and marketing expenses

Our distribution expenses represent the cost of warehousing our products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses include advertising expenses, certain display and feature costs and marketing overhead costs. Our distribution, selling and marketing expenses also include costs associated with new product development.

	Third Quarter		%	Year to Date		%
Continuing operations £m	2005	2004	Change	2005	2004	Change

Distribution, selling & marketing expenses	63.9	60.4		209.3	186.5
Add: Depreciation and amortization expense	0.4	0.4		1.2	1.2
Distribution, selling & marketing expenses including depreciation and amortization expense	64.3	60.8	5.8	210.5	187.7	12.1
Add: Triunfo	—	0.7		—	5.3
Add: Jacob’s	—	10.2		—	29.6
Adjusted distribution, selling & marketing expenses including depreciation and amortization expense	64.3	71.7	(10.3)	210.5	222.6	(5.4)

Distribution, selling and marketing expenses, including related depreciation and amortization expense, increased from £60.8 million in the third quarter of 2004 to £64.3 million in the third quarter of 2005, an increase of £3.5 million, or 5.8%. After adjusting for the distribution, selling and marketing expenses incurred by Triunfo and Jacob’s in the third quarter of 2004, underlying distribution, selling and marketing expenses, including related depreciation and amortization expense, decreased by £7.4 million or 10.3%. Distribution, selling and marketing expenses, including related depreciation and amortization expense, increased from £187.7 million in the year to date 2004 to £210.5 million in the year to date 2005, an increase of £22.8 million, or 12.1%. After adjusting for the distribution, selling and marketing expenses incurred by Triunfo and Jacob’s in the year to date 2004, underlying distribution, selling and marketing expenses, including related depreciation and amortization expense, decreased by £12.1 million or 5.4%. This is predominantly due to reduced marketing expenditure and a reduction in marketing and selling overheads resulting from the integration of Jacob’s, which are offset by a slight increase in logistics.

General and administrative expenses

Our general and administrative expenses consist primarily of costs associated with our finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	Third Quarter		%	Year to date		%
Continuing operations £m	2005	2004	Change	2005	2004	Change

General and administrative expenses	25.2	21.7		69.8	65.1
Add: Depreciation and amortization expense	3.5	3.7		10.7	11.8
General and administrative expenses including depreciation and amortization expense	28.7	25.4	13.0	80.5	76.9	4.7
Add: Triunfo	—	0.2		—	1.2
Add: Jacob’s	—	2.3		—	8.2
Adjusted general and administrative expenses including depreciation and amortization expense	28.7	27.9	2.9	80.5	86.3	(6.7)

Our general and administrative expenses, including related depreciation and amortization expense, increased from £25.4 million in the third quarter of 2004 to £28.7 million in the third quarter of 2005, an increase of £3.3 million, or 13.0%. After adjusting for the general and administrative expenses incurred by Triunfo and Jacob’s in the third quarter of 2004, underlying general and administrative expenses, including related depreciation and amortization expense, increased by £0.8 million or 2.9%. This represents an increased management incentive scheme provision and underlying inflationary pressures, partially offset by cost savings obtained through organizational alignment. Our general and administrative expenses, including related depreciation and amortization expense, increased from £76.9 million in the year to date 2004 to £80.5 million in the year to date 2005, an increase of £3.6 million, or 4.7%. After adjusting for the general and administrative expenses incurred by Triunfo and Jacob’s in the year to date 2004, underlying general and administrative expenses, including related depreciation and amortization expense, decreased by £5.8 million or 6.7%, reflecting progress on integrating Triunfo and Jacob’s and reducing UK overheads.

The majority of administrative costs is directly related to the individual operations of our business units and is consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs that are not included within the segmental results are considered central costs and represent corporate governance costs including executive costs, legal and company secretarial, pension administration, tax and treasury functions. These costs have increased from £1.8 million in the third quarter of 2004, to £3.6 million in the third quarter of 2005 and from £9.0 million in the year to date 2004, to £10.1 million in the year to date 2005. This reflects an increased management incentive scheme provision and underlying inflationary increases, partially offset by cost savings obtained through organizational alignment.

Other income

Our other income consists of royalties received in connection with long-standing licensing arrangements for some brands in Japan and the United States, as well as exchange gains and losses from business operations. Unrealized gains and losses arising from hedging in connection with foreign currency transactions and interest rate swaps are recognized directly in the Condensed Consolidated Statement of Total Recognized Income and Expenses included elsewhere in this report.

Other income for the year to date 2005 comprised £1.5 million of royalty income and £0.9 million of foreign currency exchange gains. This compared to £1.9 million of royalty income and £4.4 million of foreign currency exchange gains for the year to date 2004.

Business interruption insurance income

Our business interruption insurance income of £17.8 million represents claims agreed in respect of the first, second and third quarters of 2005, of which £15.3 million had been received by the end of the third quarter of 2005.

	Total	Included in business profit
	Agreed	First quarter	Second quarter	Third Quarter
	(£ million)
Claims covering the year to date 2005	17.8	10.3	4.1	3.4

UK	15.0	8.5	3.2	3.3
Northern Europe	0.1	—	—	0.1
Southern Europe	0.1	—	—	0.1
International Sales	2.6	1.8	0.9	(0.1)
	17.8	10.3	4.1	3.4

Business Profit

Business profit from continuing operations is the primary measure by which our management monitors our business performance. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment is set out in Note 2 of Notes to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report. Business profit excludes depreciation and amortization expenses.

	Third Quarter		%	Year to date		%
Continuing operations £m	2005	2004	Change	2005	2004	Change

Business profit from continuing operations	53.4	40.8	30.9	128.5	105.7	21.6
Add: Triunfo	—	0.2		—	2.1
Add: Jacob’s	—	5.5		—	10.6
Adjusted business profit from continuing operations	53.4	46.5	14.8	128.5	118.4	8.5

Adjusted business profit margin %	16.9	14.8		13.8	12.3

Business profit for the third quarter of 2005 was £53.4 million compared to £40.8 million for the third quarter of 2004, an increase of £12.6 million, or 30.9%. After adjusting for the business profits earned by Triunfo and Jacob’s in the third quarter of 2004, underlying business profit increased by £6.9 million or 14.8%. Business profit for the third quarter of 2005 includes £3.4 million business interruption insurance income, which represents claims agreed in respect of the first, second and third quarters of 2005 not included in the first half of 2005.

Business profit for the year to date 2005 was £128.5 million compared to £105.7 million in the year to date 2004, an increase of £22.8 million, or 21.6%. After adjusting for the business profits earned by Triunfo and Jacob’s in the year to date 2004, underlying business profit increased by £10.1 million or 8.5%. Business profit for the year to date 2005 includes £17.8 million of business interruption insurance income, which represents claims agreed in respect of the first, second and third quarters of 2005.

Our business profit for the 52 weeks ended October 8, 2005 was £184.7 million compared to business profit, as restated under IFRS, of £161.9 million for the 52 weeks ended January 1, 2005.

Segmental Performance

Commentary about our branded product revenues included in segmental performance is based on internal management data, which enables us to make comparisons between revenues for the year to date 2005 and revenues for the same period in 2004. For the purpose of preparing the UK and Southern Europe segmental performances, the management data for the year to date 2004 has been updated to include the pre-acquisition management data for Jacob’s and Triunfo as if the acquisitions had occurred at the beginning of 2004.

UK

	Third Quarter		%	Year to date		%
£m	2005	2004	Change	2005	2004	Change

Revenue	196.9	163.4	20.5	601.8	537.4	12.0
Add: Jacob’s	—	30.8		—	89.9
Adjusted revenue from continuing operations	196.9	194.2	1.4	601.8	627.3	(4.1)

Business profit from continuing operations	33.1	19.0	74.2	85.4	62.8	36.0
Add: Jacob’s	—	5.5		—	10.6
Adjusted business profit from continuing operations	33.1	24.5	35.1	85.4	73.4	16.3

Adjusted business profit margin %	16.8	12.6		14.2	11.7

Revenue increased from £163.4 million in the third quarter of 2004 to £196.9 million in the third quarter of 2005, an increase of £33.5 million, or 20.5%. After adding the revenue generated by Jacob’s in the third quarter of 2004, underlying revenue increased by £2.7 million, or 1.4%. Revenue increased from £537.4 million in the year to date 2004 to £601.8 million in the year to date 2005, an increase of £64.4 million, or 12.0%. After adding revenue generated by Jacob’s in the year to date 2004, underlying revenue declined by £25.5 million, or 4.1%. The flood at our Carlisle factory in January 2005 was the major contributor to the decline in underlying revenue in the year to date 2005. In addition, lower sales volumes of non-Carlisle sourced products were partially offset by increased prices.

During the year to date 2005 as compared to the year to date 2004, our priority biscuit brands grew by 1.7%; our priority snacks brands grew by 3.9%; McVitie’s cake products grew by 0.8%; and non-priority branded snacks together with non-branded snacks sales declined by 9.8%. The Carlisle factory flood significantly affected supply of our non-priority branded biscuits and non-branded biscuits and consequently sales declined by 18.2%.

The re-launch of McVitie’s core and Hula Hoops, supported by television advertising, resulted in both brands growing during the year to date 2005, despite the highly competitive trading environment. We also continued to launch and embed new products, especially through our McCoy’s and go ahead! brands. McCoy’s Specials were launched in the adult premium crisps and snacks market segment, again supported by television advertising, and following strong consumer demand the range is being extended through new flavor variants. This launch built on the brand strength of McCoy’s and produced strong results in the year to date 2005. We implemented price increases on all priority brands and on the majority of our other branded products during the first quarter of 2005.

The U.K. biscuit market has grown during the first three quarters of 2005, driven by healthier, crackers and crispbreads, special treats and everyday treats market segments. McVitie’s core sales were supported by the “Better Biscuit by Half” consumer promotion towards the end of the third quarter of 2005, and the introduction of McVitie’s Chocolate Mint Digestives and limited edition McVitie’s White Chocolate Digestive following other new product launches earlier in the year. Lower sales of McVitie’s Jaffa Cakes were partially offset by the Berry Blast limited edition. Sales of go ahead! increased strongly year to date 2005 compared to the same period in 2004 due to the growth of existing products and new product launches, for example the continued success of go ahead! Yogurt Breaks and Granola Bars. This is in line with our focus on the growing healthier market segment. Jacob’s priority brand revenue also increased in the first three quarters of 2005 compared to the same period in 2004. Our revenue from non-branded biscuits decreased by over a quarter predominantly as a consequence of supply difficulties caused by the flood at our Carlisle factory. Overall biscuit revenue declined by 8.0%.

The U.K. savory snacks market showed modest growth in the third quarter of 2005 but there was a slight decline in the year to date 2005. The market remained highly competitive with other branded manufacturers promoting heavily and launching new products. However we increased our market share in the year to date 2005 compared to 2004. McCoy’s sales showed a double digit increase in the year to date 2005 due to the launch of McCoy’s Specials, television advertising and in-store promotions. McCoy’s Specials achieved a 4% value share of the adult premium crisps and snacks market segment in the year to date 2005. KP nuts showed a slight decline in the year to date 2005 compared to the same period of 2004. Despite heavy promotional activity and new product launches by competitors, sales of Hula Hoops increased in the year to date 2005 principally as a result of the Hula Hoops re-launch at the end of the first quarter of 2005. Mini Cheddars has returned to growth in the year to date 2005, with a strong performance in the third quarter of 2005. This turnaround resulted from a revised promotional strategy, the Crinklys re-launch and the successful limited edition Branston Pickle flavor.

Business profit for the third quarter of 2005 was £33.1 million compared to £19.0 million in the third quarter of 2004, an increase of £14.1 million, or 74.2%. After adjusting for the business profit attributable to Jacob’s in the third quarter of 2004, underlying business profit increased by £8.6 million or 35.1%. Business profit for the year to date 2005 was £85.4 million compared to £62.8 million in the same period of 2004, an increase of £22.6 million, or 36.0%. After adjusting for the business profit attributable to Jacob’s in the year to date 2004, underlying business profit increased by £12.0 million or 16.3%. This increase was the result of price rises, effective marketing activities, increased manufacturing efficiency, cost saving initiatives, including the integration and overhead cost reductions, and favorable foreign exchange gains partially offset by the effect of cost inflation, decreased volumes and adverse product mix. The flood at our Carlisle factory in January 2005 has affected our business profit for both the third quarter and year to date 2005. Business profit for the year to date of 2005 includes £15.0 million of business interruption insurance income, which represents claims agreed in respect of the year to date 2005.

Northern Europe

	Third Quarter		%	Year to date		%
£m	2005	2004	Change	2005	2004	Change

Revenue from continuing operations	38.9	41.0	(5.1)	122.6	128.5	(4.6)

Business profit from continuing operations	8.5	9.0	(5.6)	13.2	16.0	(17.5)

Business profit margin %	21.9	22.0		10.8	12.5

Revenue decreased from £41.0 million in the third quarter of 2004 to £38.9 million in the third quarter of 2005, a decrease of £2.1 million, or 5.1%. Revenue decreased from £128.5 million in the year to date 2004 to £122.6 in the same period of 2005, a decrease of £5.9 million, or 4.6%. Priority-branded biscuit sales declined by 4.1% and total branded biscuit sales declined by 5.5% in the year to date 2005 compared to the same period in 2004.

In local currency, revenue decreased by 5.2% in the third quarter of 2005 compared to the third quarter of 2004. In local currency, revenue decreased by 6.2% in the year to date 2005 compared to the same period of 2004.

Market conditions in France continue to be particularly challenging in 2005 with the total sweet biscuits market only showing slight growth year to date. Specifically, the children’s market segment declined by 4.8% in the year to date 2005 compared to the same period in 2004. The market has been affected by government guidance issued to schools at the beginning of 2005, recommending that the mid-morning snack should be discontinued. The growth of discount retail formats across Northern Europe is also leading retailers to focus on value offerings and retailer brands, resulting in market share growth for private label. Following a slow start to trading in the first quarter of 2005, we up-weighted our marketing activity programs and accelerated the introduction of healthier products. This support improved trading in the second quarter of 2005, and limited the decline in the third quarter of 2005 compared to the third quarter of 2004.

We responded to the decline in the children’s market segment in France through our focus on BN Malin (low sugar) and Mini BN, supported by television advertising, and BN has gained 0.3% market share in that segment. Due to strong competition, sales of Delacre also declined in the year to date 2005 compared to the same period in 2004. A recovery plan implemented in the third quarter of 2005, including new product launches resulted in a strong performance in biscuit assortments. Sales of Sultana decreased in the year to date 2005 compared to the same period in 2004 as a result of launches of private label products similar to Sultana, the price war in the Netherlands and heavily supported product launches by our competitors. Verkade sales also declined slightly in the year to date 2005 compared to the same period in 2004. Television and press advertising supporting the Rocketpower & Tarwebiscuit product launches in the Netherlands were unable to compensate fully for lower promotional sales.

Business profit declined from £9.0 million in the third quarter of 2004 to £8.5 million in the third quarter of 2005, a decline of £0.5 million or 5.6%. The lower sales level in the year to date 2005 resulted in a decline in business profit from £16.0 million in the year to date 2004 to £13.2 million in the year to date 2005, a decrease of £2.8 million, or 17.5%.

Southern Europe

	Third Quarter		%	Year to Date		%
£m	2005	2004	Change	2005	2004	Change

Revenue	55.5	53.5	3.7	157.1	146.8	7.0
Add: Triunfo	—	1.5		—	11.5
Adjusted revenue from continuing operations	55.5	55.0	0.9	157.1	158.3	(0.8)

Business profit from continuing operations	11.4	10.1	12.9	30.4	26.1	16.5
Add: Triunfo	—	0.2		—	2.1
Adjusted business profit from continuing operations	11.4	10.3	10.7	30.4	28.2	7.8

Business profit margin % adjusted	20.5	18.7		19.4	17.8

Revenue increased from £53.5 million in the third quarter of 2004 to £55.5 million in the third quarter of 2005 an increase of £2.0 million, or 3.7%. After adding the revenue generated by Triunfo in the third quarter of 2004, underlying revenue increased by £0.5 million, or 0.9%. Revenue increased from £146.8 million in the year to date 2004 to £157.1 million in the year to date 2005, an increase of £10.3 million, or 7.0%. After adding the revenue generated by Triunfo in the first three quarters of 2004, underlying revenue decreased by £1.2 million, or 0.8%.

In local currency, after adding the revenue generated by Triunfo in the third quarter of 2004, underlying revenue increased by 0.8% in the third quarter of 2005 compared to the third quarter of 2004. On the same basis, underlying revenue decreased by 2.5% for the year to date 2005 compared to the same period in 2004.

The biscuit market continues to show strong growth, although the rate of growth has slowed to 6% during the year to date 2005 compared to 10% for the full year 2004. Retailer-branded products in particular are gaining share.

Priority branded sales decreased by 1.0% and total branded sales decreased by 2.6% in the year to date 2005 compared to the same period in 2004. As a result of the successful launch of Mini Oreo and television advertising, Oreo sales increased in the year to date 2005 across all market channels. The 2004 launch of Fontaneda Sin, and more recently the launches of Fontaneda Fiber in the healthier segment and Fontaneda Digestive White have more than offset retailer-brand competition, supporting continued growth in the Fontaneda brand. Sales of Chiquilin showed slight decline in the year to date 2005, with Chiquilin Ositos, supported by television advertising, and the launch of Dorada limiting market declines. Sales of Chipmix continued to grow in the year to date 2005, building on a strong 2004 performance. Sales of Filipinos declined in the year to date 2005 due to strong retailer-brand competition and pricing pressures. In response to challenging market conditions, we initiated a commercial review of our Filipinos products in 2005 with the objective of improving sales and margins. Despite heavy private label competition, sales of Triunfo core showed a double digit increase in the year to date 2005. Triunfo core has benefited from our increased scale in Portugal and numerous new product launches (Proalimentar Sem, Triunfo Digestive and Triunfo Mini Diver) supported by television advertising.

Business profit increased to £11.4 million in the third quarter of 2005 compared to £10.1 million in the third quarter of 2004, an increase of £1.3 million or 12.9%. After adjusting for the business profit earned by Triunfo in the third quarter of 2004, underlying business profit increased by £1.1 million, or 10.7%. Business profit increased to £30.4 million in the year to date 2005 compared to £26.1 million in the same period of 2004, an increase of £4.3 million or 16.5%. After adjusting for the business profit earned by Triunfo in the year to date of 2004, underlying business profit increased by £2.2 million, or 7.8%. This improvement reflects the improvement generated through price increases and cost-saving initiatives, including the integration of Triunfo, partially offset by increased marketing expenditure, lower volumes and inflation.

International Sales

Revenue increased from £23.0 million in the third quarter of 2004 to £24.3 million in the third quarter of 2005, an increase of £1.3 million, or 5.7%. Sales increased from £44.8 million in the year to date 2004 to £47.3 million in the year to date 2005, an increase of £2.5 million, or 5.6%. Although the flood at our Carlisle factory in January 2005 has adversely affected revenue for the year to date 2005, this has been more than offset by increased sales in other areas of the business.

Business profit for the third quarter of 2005 was £4.0 million compared to £4.5 million in the third quarter of 2004, a decrease of £0.5 million, or 11.1%. Business profit for the year to date 2005 was £9.6 million compared to £9.8 million in the same period of 2004, a decrease of £0.2 million, or 2.0%. The decline was the result of adverse foreign exchange movements and inflation, partially offset by benefits from increased sales volume and improved product mix. The flood at our Carlisle factory in January 2005 has affected our business profit for the year to date 2005. Business profit for the year to date includes £2.6 million of business interruption insurance income, which represents claims agreed in respect of the first and third quarters of 2005.

Other amounts relating to Carlisle factory flood

The income statement for the year to date 2005 included other expenses relating to the Carlisle factory flood, which did not impact business profit, and claims agreed by our insurers in respect of these costs, resulting in net income of £4.3 million relating to the Carlisle factory flood.

Other expenses include clean-up costs, stock write-offs, repairs and maintenance of equipment and the write-off of the net book value of plant and machinery damaged beyond repair by the flood. Such expenses for the year to date 2005 totalled £12.8 million. We carry insurance to cover substantially all such costs, with the exception of the first £1.0 million, which is subject to an insurance excess.

Amounts agreed by our insurers in relation to claims made in respect of these expenses for the year to date 2005 were £17.1 million. Of the claims agreed for the year to date 2005, £15.0 million had been received as at October 8, 2005.

Our claims include the replacement value for plant and machinery damaged beyond repair by the flood which is often substantially in excess of the net book value of the asset being replaced, creating a gain for accounting purposes in the income statement. Cash received is used to replace the damaged assets, which are capitalised as fixed asset additions in the balance sheet at the time they are brought into use. As at October 8, 2005, additions relating to Carlisle replacement assets totalled £2.9 million.

Restructuring and acquisition related expenses

Restructuring and acquisition related expenses for the third quarter of 2005 totaled £1.6 million incurred in connection with the integration of Jacob’s with our existing UK business, UK and corporate overhead rationalization and the integration of Triunfo with our Southern Europe business.

Restructuring and acquisition related expenses for the third quarter of 2004 totaled £3.0 million and consisted of £0.3 million in restructuring charges relating to the UK supply chain, £0.6 million relating to our Southern Europe overhead-reduction program, £0.1 million relating to our Northern Europe overhead-reduction program, £1.6 million in connection with the closure of our biscuit factory in Ashby-de-la-Zouch and £0.4 million provided for anticipated costs associated with surplus leasehold properties.

Restructuring and acquisition related expenses for the year to date 2005 totaled £19.6 million and consisted of £17.0 million in connection with the integration of Jacob’s with our existing UK business, UK and corporate overhead rationalization and the integration of Triunfo with our Southern Europe business, £0.4 million in connection with other overhead-reduction initiatives, manufacturing efficiency programs and disposal of businesses, £0.3 million in connection with the closure of our biscuit factory in Ashby-de-la-Zouch and £1.9 million provided for anticipated costs associated with surplus leasehold properties.

Restructuring and acquisition-related expenses for the year to date 2004 totaled £9.9 million and consisted of £2.8 million in restructuring charges relating to the UK supply chain, £1.0 million in connection with our Southern Europe overhead reduction program, £1.6 million relating to our Northern Europe overhead reduction program, £4.1 million in connection with the closure of our biscuit factory in Ashby-de-la-Zouch and £0.4 million provided for anticipated costs associated with surplus leasehold properties.

Liquidity and Capital Resources

Overview

During the past three years, our principal sources of funds have been cash generated from our operating activities, dispositions of assets and long-term borrowings. Our principal uses of cash are to fund capital expenditure, the non-capital restructuring costs associated with implementing our cost-saving initiatives, working capital and debt service and repayment obligations. During 2004, we raised additional funds to finance the acquisitions of Jacob’s and Triunfo.

Cash Flows

Net cash inflow from operating activities

We had a net cash inflow of £29.5 million in respect of operating activities during the third quarter of 2005. This comprised an inflow of £48.9 million generated from operations, £0.7 million interest received, offset by £5.3 million from other non-operating items, £14.5 million of interest paid and £0.3 million of income taxes paid. The cash generated from operations includes an increase in working capital of £6.8 million. This compares to a net cash inflow of £0.5 million for the third quarter of 2004.

In the year to date 2005, we had a net cash inflow in respect of operating activities of £46.0 million comprising £100.2 million cash generated from operations and £2.1 million of interest received, offset by £48.5 million interest paid, £0.5 million income taxes paid and £7.3 million from other non-operating items. The cash generated from operations includes an increase in working capital of £10.3 million. This compares to a net cash inflow of £36.5 million in the year to date 2004.

Net cash used in investing activities

In addition to cash flows from operating activities, we used net cash of £5.0 million in investing activities during the third quarter of 2005. We used £8.3 million in respect of capital expenditure and we received £2.2 million as a purchase price refund in connection with the acquisition of Jacob’s, £0.8 million from the disposal of land, plant and equipment and a £0.3 million loan from our joint venture, KP Ireland Limited. This compares to net cash used in investing activities of £252.5 million in the third quarter of 2004, which included £247.1 million in connection with the acquisition of Jacob’s and Triunfo.

In the year to date 2005, we used net cash of £21.7 million in investing activities, comprising £24.6 million expended on capital expenditure, £0.8 million expended in connection with the disposal of our Benelux snacks business, the receipt of £2.2 million as a purchase price refund in connection with the acquisition of Jacob’s, £1.0 million received from the disposal of property, plant and equipment and a £0.5 million loan provided by our joint venture, KP Ireland Limited. This compares to net cash used in investing activities of £274.2 million in the year to date 2004.

Net cash used in financing activities

In the third quarter of 2005, we used £0.3 million in financing activities relating to finance lease repayments. In the third quarter of 2004 we had net cash receipts of £233.6 million from financing activities primarily in relation to refinancing in connection with the acquisition of Jacob’s.

In the year to date 2005, we used £21.1 million in financing activities. We voluntarily prepaid £20.0 million of our senior credit facility in the first quarter of 2005, and we made £1.1 million of finance lease repayments. In the year to date 2004 we had net cash receipts of £255.3 million primarily in relation to refinancing in connection with the acquisition of Jacob’s in the third quarter of 2004 and the issue of additional senior subordinated notes in the first quarter of 2004.

Debt Service Obligations

Senior Credit Facility

Our senior credit facility agreement (“senior facility”) was entered into in connection with the acquisition of United Biscuits (Holdings) plc in April 2000. The loan facilities were used to finance the UB acquisition, support the refinancing of our senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. On April 9, 2003, following an amendment to the senior facility, the senior facility comprised a term loan A of £250.0 million and a revolving facility of £225.0 million. We borrowed the full £250.0 million of the term loan, of which £5.0 million was repaid as a scheduled repayment in October 2003, and borrowed £184.0 million under the revolving facility.

On February 13, 2004 we received a letter of consent from the senior facility agent to waive or amend some of the provisions of the senior facility to reflect, among other things: a potential acquisition in Southern Europe, see “—Significant Factors Affecting our Results of Operations— Acquisitions and Dispositions;” and the issuance of new senior subordinated notes under the related indenture and the subsequent use of part of the proceeds to prepay £40.0 million of term loan A.

On February 18, 2004 we repaid a further £40.0 million of our term loan A after we issued the new senior subordinated notes. See “—Senior Subordinated Notes.” The repayment, in accordance with the letter of consent, was allocated against the scheduled term loan A repayments due in 2004 and the balance thereafter was allocated against the term loan A scheduled repayment due in April 2005, leaving a balance of approximately £10 million repayable in April 2005.

On September 20, 2004, our senior facility, then comprising a term loan A of £204.9 million and a revolving facility of £225.0 million of which £184.0 million was drawn down as a loan and £9.5 million was provided as ancillary facilities and a letter of credit, was refinanced. We raised new funds of £252.5 million to finance the acquisition of Jacob’s. An amount of £243.5 million of the new funds was drawn down and utilized to finance the acquisition totaling approximately £207.7 million, fund the related costs of acquisition and costs of financing totaling an estimated £15 million and the remainder was made available to fund our working capital requirements.

On April 5, 2005, we made a voluntary prepayment of £20.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may instead elect to receive term loan A prepayments. A number of term B lenders made this election and therefore £8.9 million of the prepayment was allocated against term loan A, reducing principal repayments proportionately, and £11.1 million was allocated against term loan B.

At October 8, 2005 the senior facility comprised £612.4 million term loans A, B and C which had been drawn down, and which had been increased by an unfavorable foreign exchange movement of £1.4 million since inception, and a revolving facility of £50.0 million.

Details of the loans are set out below:

Senior Debt	Amount	Margin	Type	Maturity
	(£ million)
Term loan A (£)	258.5	2.25% over Libor	Amortizing	April 28, 2010
Term loan B (£)	88.9	2.75% over Libor	Bullet	September 20, 2010
Term loan B (€)	65.8	2.625% over Euribor	Bullet	September 20, 2010
Term loan C (£)	150.0	4.50% over Libor	Bullet	January 15, 2011
Term loan C (€)	50.6	4.375% over Euribor	Bullet	January 15, 2011
	613.8
Revolving credit facility	50.0	2.25% over Libor	Bullet	March 20, 2010
Total	663.8

As of October 8, 2005 we were scheduled to make the following principal repayments on term loan A under the senior facility:

Year	Total payment amount
	(£ million)
2005	7.7	Repayment made on October 28, 2005
2006	37.3
2007	50.8
2008	60.4
2009	70.0
2010	32.3
Total	258.5

The revolving facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £50.0 million outstanding at any time. Each advance made under the revolving facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

An amount of £9.4 million has been drawn down as ancillary facilities under the revolving facility. A total of £8.4 million is to cover the day-to-day requirements of the UK business, £7.2 million of this being for the provision of two overdraft facilities and £1.2 million covering contingent liabilities, such as bank guarantees. The balance of £1.0 million is in respect of a letter of credit issued to one of our banks. The letter of credit covers an overdraft facility for our subsidiaries in the Netherlands. There were no drawings under any of the overdraft facilities as of October 8, 2005. In addition to the ancillary facilities, a letter of credit was issued on June 18, 2004 for €0.2 million (approximately £0.1 million), to cover a flour commodity hedging arrangement with one of our banks. The hedging arrangement had not been utilized as of October 8, 2005. As of October 8, 2005, £40.5 million was available to be drawn down under the revolving facility.

Advances under the facilities bear interest at rates per annum equal to LIBOR (EURIBOR on the euro tranches) plus a margin as set out above, plus, where appropriate, any applicable mandatory liquid asset costs. There is a margin adjustment mechanism in place in respect of term loans A and B and the revolving facility. The margin may be reduced based on the ratio of total net debt to EBITDA (as defined in the senior facility) reflected in the financial statements delivered for the previous accounting quarter. The first adjustment occurs when the ratio falls below 4.5:1.

We are required to comply with financial covenants under the senior facility and these were revised as part of the refinancing in 2004. The specified consolidated financial ratios for EBITDA to net cash interest payable and total net borrowings to EBITDA were amended and we are now required to maintain a cash flow to total debt service ratio. We must maintain:

•             EBITDA to net cash interest payable ratio ranging from 1.90 to 1.0 for the fiscal quarter ending December 31, 2005 to 2.75 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards;

•             total net borrowings to EBITDA ratio ranging from 5.40 to 1.0 for the fiscal quarter ending December 31, 2005 to 3.0 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards; and

•             cash flow to total debt service shall not be less than 1.0 to 1.0 for the fiscal quarter ending December 31, 2005 and every fiscal quarter afterwards.

The senior facility places annual limits on our maximum capital expenditure and restructuring costs. These limits decrease from year to year, from £80.0 million in 2005 down to £60.0 million in 2008 and each fiscal year thereafter. There is the ability to carry forward for one year any unspent capital expenditure and restructuring costs, in any given year, of £20.0 million and the right to pull forward into the current fiscal year an amount not exceeding £10.0 million from the capital expenditure and restructuring costs limit for the following fiscal year.

In addition we are required to make mandatory prepayments in some circumstances out of the net proceeds we receive from asset disposals, insurance claims and surplus cash. We are also permitted to make voluntary prepayments on the term loans A and B under the senior facility and on the term loan C when the term loans A and B and the revolving facility have been repaid in full.

Our forecasts for 2005 indicate that we will be in compliance with all of our financial covenants under the senior facility and we were in compliance for the third fiscal quarter of 2005. However, the flooding of our Carlisle factory could have an impact on our financial covenants. Under IFRS we cannot credit our EBITDA with the amount of business interruption insurance claims that we have made unless we have certainty that those claims will be paid. We do not expect that this will ultimately be an issue. However, there is a possibility that our EBITDA for a fiscal quarter will not reflect full credit for the business interruption claims that we have already made and will be making for a particular period. We have reviewed the potential impact and tested this against our financial covenants. As a result, we do not expect that we will breach our financial covenants as a consequence, although no assurance can be given in this respect.

Senior Subordinated Notes

On April 17, 2001, we issued £120.0 million 10 3/4 % senior subordinated notes and €160.0 million 10 5/8 % senior subordinated notes. The notes are due in 2011 when they will be redeemable at par. Interest is payable on April 15 and October 15 of each year. Our subsidiary, Regentrealm Limited, guarantees the senior subordinated notes. The proceeds of the issue were used together with our other cash resources to repay a senior subordinated bridge facility.

On February 16, 2004 we issued £45.0 million additional 10 3/4 % senior subordinated sterling notes due 2011 at a premium of 11% and €32.5 million additional 10 5/8 % senior subordinated euro notes due 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The additional notes were issued on the same terms and under the same indenture as the existing notes. Of the proceeds, £1.0 million was used to finance the issuance costs, £40.0 million to prepay a portion of our senior facility and the remainder to finance the acquisition of Triunfo.

The notes are listed on the Luxembourg Stock Exchange. We may redeem the notes at any time on or after April 15, 2006. If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the notes from the noteholders.

General Considerations

We believe that the cash flow generated from our operating activities, together with borrowings under the senior facility, should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs in the 2005 financial year.